

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

November 4, 2011

<u>Via Email</u>
Cynthia A. Mahl
Chief Financial Officer
Western Reserve Bancorp, Inc.
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44256

  Re: **Western Reserve Bancorp, Inc.**
    Form 10-K for Fiscal Year Ended
    December 31, 2010
    Filed March 31, 2011
    Forms 10-Q for Fiscal Quarters Ended
    March 31, 2011 and June 30, 2011
    Filed May 16, 2011 and August 15, 2011
    File No. 0-51264

Dear Ms. Mahl:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John P. Nolan

              John P. Nolan
              Senior Assistant Chief Accountant